The Honourable Ken Krawetz Deputy Premier Minister of Finance

SASKATCHEWAN PROVINCIAL BUDGET 10-11

BALANCED. FORWARD-LOOKING. RESPONSIBLE.
MID-YEAR REPORT

Mid-Year Report Government of Saskatchewan November 25, 2010

TABLE OF CONTENTS

MID-YEAR REPORT
Introduction	1
Economic Update	2
Financial Overview	10
Borrowing and Debt	17
GENERAL REVENUE FUND (GRF) FINANCIAL TABLES
GRF – Statement of Revenue	20
GRF – Statement of Expense	21
GRF – Statement of Debt	22
SUMMARY FINANCIAL STATEMENT INFORMATION
Summary Financial Statement Update	23
SUMMARY FINANCIAL STATEMENT TABLES
Summary Statement of Surplus	26
Summary Statement of Debt	28

Mid-Year Report 2010-11 | Budget Update

  MID-YEAR REPORT

Introduction

At mid-year, 2010-11 provincial revenue is projected to be $10.68 billion – an increase of $726.2 million from the budget estimate – on the basis of quite robust year-to-date performance in Corporation Income Tax revenue and Crown Land Sales revenue, combined with the special CIC dividend for the Children’s Hospital.

Corporation Income Tax revenue is now expected to be $340.4 million higher than the budget estimate, reflecting stronger-than-expected assessment data for the 2009 taxation year, higher federal forecasts of the national corporate tax base and continued strength in Saskatchewan profits and taxable income.

Crown Land sales are expected to be $252.7 million higher than the budget estimate (at the first quarter projection), reflecting continued interest in oil and gas prospects within the province, with two of six sales left in the fiscal year.

The special CIC dividend is up $195.0 million from the budget, to fund the Children’s Hospital.

This increased revenue projection is more than adequate to fund the projected $415.0 million increase in expense.

Over 87 per cent of this spending increase -- $364 million – is related to costs associated with flooding combined with the $195.0 million flow-through of Children’s Hospital funding.

The spring and summer flooding had a significant negative impact on the agricultural sector, which, in turn, has a negative effect on real GDP in 2010.

However, strength in other areas of the economy, particularly the oil and potash sectors, is adequate to offset the large contraction in agriculture, leaving real GDP growth at 1.0 per cent in 2010.

And, other economic indicators point to a positive outlook for 2010.  Employment is up almost 6,000 for the first ten months of 2010 and the province’s population continues to grow.  On a year-to-date basis, gains have been made in average weekly earnings, international exports, retail sales, wholesale trade, value of building permits and the number of housing starts.

As a result, 2010 nominal GDP remains at about the same level forecast in the budget.

Real GDP is expected to rebound to a robust rate of 4.2 per cent in 2011, up from the budget forecast of 3.3 per cent.

Mid-Year Report 2010-11 | Budget Update   1

Economic Update

INTRODUCTION

The 2010-11 Budget economic forecast for 2010 was based on modest economic growth in Canada and the United States, an increase in potash shipments and a normal crop harvest in the province during the year.

Available data suggest that growth in Canada and the U.S. will be slightly higher in 2010 and Saskatchewan potash shipments abroad are on the mend.

However, recent crop production numbers for the province point to crop production in 2010 considerably below the ten-year average.

This combination of factors is expected to lead to a reduced pace of real growth for the province this year.

Nonetheless, strengthening prices and strong performances in the other sectors of the economy are adequate to maintain nominal GDP at the level forecast in the budget.

CANADIAN AND U.S. GROWTH ASSUMPTIONS

	2010-11 Budget			2010-11 Mid-Year
	2010	2011	2012	2010	2011	2012
Can. Real GDP Growth (%)	2.2	3.5	3.6	2.9	2.3	2.9
U.S. Real GDP Growth (%)	2.2	2.9	3.8	2.6	2.2	3.1

THE ECONOMIC ENVIRONMENT

Canadian and U.S. Growth

The outlook for Canadian and U.S. growth in 2010 has improved, but the outlook for 2011 has weakened.  The 2010-11 Budget had Canadian and U.S. growth pegged at 2.2 per cent and 2.2 per cent for 2010 and 3.5 per cent and 2.9 per cent for 2011, respectively.

The 2010-11 Mid-year Report sees Canadian and U.S. growth slightly higher for 2010 at 2.9 per cent and 2.6 per cent and lower for 2011 at 2.3 per cent and 2.2 per cent, respectively.

Canadian growth slowed to an annualized rate of only 2.0 per cent in the second quarter of 2010, from 5.8 per cent in the first quarter, due to easing domestic demand and exports.  As well, real GDP fell 0.1 per cent in July over the previous month.

However, more recent economic reports suggest that the economic recovery has continued and will continue as Canada’s real GDP advanced by 0.3 per cent in August.

2   Mid-Year Report 2010-11 | Budget Update

The U.S. economy similarly slowed in the second quarter, posting an annualized rate of growth of only 1.7 per cent, after advancing by 3.7 per cent in the first quarter.

U.S. growth came in stronger at 2.5 per cent in the third quarter, underpinned by a sizeable but temporary inventory build-up, underscoring the downside risk to fourth quarter growth.  Both countries face considerable headwinds from the external sector and the limits of household balance sheets, hence, the slower growth forecast for 2011.

Prospects for the Rest of the World

Leading economic indicators suggest economic recovery in countries abroad that are either global growth drivers and/or important markets for Saskatchewan remains relatively intact in 2010.

CANADIAN INTEREST RATE ASSUMPTIONS

	2010-11 Budget			2010-11 Mid-Year
	2010	2011	2012	2010	2011	2012
Short-term Interest Rate (%)	0.27	1.59	3.08	0.61	1.58	3.13
Long-term Interest Rate (%)*	3.65	4.07	4.64	3.10	2.66	3.29
* 10-year Government of Canada Bond

However, softer export performance and fiscal consolidation are expected to dampen U.K. and Euro Zone growth prospects in 2011.  Like Canada and the U.S., Japan is also expected to move to a slower growth trajectory in 2011.

Countries in the Asia-Pacific region and Latin America are expected to post comparatively stronger growth rates, thereby underpinning demand for, and prices of, commodities.  China and India, for example, are expected to continue to top the growth charts in 2010 and 2011.

Interest Rates

Monetary policy is expected to remain exceptionally accommodative well into 2011. The Bank of Canada is leaving interest rates on hold until next year.

The U.S. Federal Reserve, on the other hand, has embarked on a “quantitative easing” pathway to promote even more accommodative monetary conditions.

  Mid-Year Report 2010-11 | Budget Update   3

CANADIAN DOLLAR ASSUMPTIONS

	2010-11 Budget			2010-11 Mid-Year
	2010	2011	2012	2010	2011	2012
Canadian Dollar (US cents)	95.5	95.5	94.5	97.1	98.0	94.9

Canadian Dollar

Credit/quantitative easing in the U.S. are expected to reinforce the weakening trend in the U.S. dollar.

This, combined with stronger commodity prices, positive Canada-U.S. interest rate spreads and Canada’s slight economic performance edge over the U.S. should continue to support the Canadian dollar in 2011.

Oil Prices and Drilling

Largely reflecting strong growth in emerging markets and U.S. dollar weakness, world oil prices have risen. The price of a barrel of WTI oil averaged US$77.65 in the first nine months of 2010, up 36.2 per cent from the same period in 2009. It is expected to average US$79.32 per barrel in all of 2010 and US$83.50 per barrel in 2011.
Improved prices bode well for oil drilling.  In the first nine months, 1,816 oil wells have been drilled, up 83.8 per cent from the same period last year.

Potash Price and Sales

The price of potash is expected to average C$584.46 per K2O tonne in 2010, C$583.14 per K2O tonne in 2011 and C$610.90 per K2O tonne in 2012.

4   Mid-Year Report 2010-11 | Budget Update

Potash sales are forecast to more than double to 8.8 million tonnes in 2010 from a low of 3.7 million tonnes in 2009.  Potash sales are expected to continually increase over the forecast period.

Grain Prices and Production

In Saskatchewan, the 2010 harvest is estimated at 19.0 million tonnes, about 30 per cent less than the 2010-11 Budget assumption of 27.2 million tonnes, 36 per cent below last year’s level and 22 per cent below the ten-year average.

As of October, 2010, the price of wheat for the 2010-11 crop year was projected at $215.00 per tonne, up from the 2010-11 Budget assumption of $163.67 per tonne.

COMMODITY PRICE ASSUMPTIONS -- CALENDAR YEAR

	2010-11 Budget			2010-11 Mid-Year
	2010	2011	2012	2010	2011	2012
WTI Oil (US$ per barrel)	75.00	85.00	87.00	79.32	83.50	85.00
Natural Gas (C$ per GJ)	4.25	5.00	5.50	3.75	4.25	5.00
Potash (C$ per K2O tonne)1	527.29	535.26	549.38	584.46	583.14	610.90
Potash (US$ per KCl tonne)1	307.17	311.82	316.69	342.97	348.60	353.64
Wheat (C$ per tonne)2	163.67	174.57	186.04	215.00	180.57	180.74
Canola (C$ per tonne)2	412.02	417.47	418.79	374.20	366.88	365.86
Barley (C$ per tonne)2	151.35	154.46	163.57	145.50	148.72	148.25
1 The potash industry quotes prices in US dollars per KCl tonne. Provincial royalty calculations, however, are based on the Canadian dollar price per K2O tonne.
2 Crop year basis.
Source: Ministry of Energy and Resources, Ministry of Agriculture (as at October 2010).

At the same time, canola and barley prices were expected to decline from the budget assumptions.

Subsequently, canola prices have risen quite significantly.  The current November canola price is $495.00 per tonne and the 2010 year-to-date average is now at $405.09 per tonne.

Barley prices have also risen recently, although not as dramatically as canola.  The Current CWB Barley Pool B October PRO (less transport) is now $157.68 per tonne.

And, wheat prices continue to climb, although at a more modest rate.  The CWB price for #1 CWRS 13.5 October PRO (less transport) is $248.27 per tonne and for #1 Durum 13.0 October PRO (less transport) is $215.10 per tonne.

SASKATCHEWAN’S ECONOMIC OUTLOOK

In the 2010-11 Budget, the Ministry of Finance had forecast Saskatchewan real GDP to grow by 2.6 per cent in 2010.  Nominal GDP was forecast to grow by 3.8 per cent.

  Mid-Year Report 2010-11 | Budget Update   5

SASKATCHEWAN ECONOMIC INDICATORS

					Change from
	2007	2008	2009	July 1, 2010	July 1, 2009
Population	1,000,257	1,013,792	1,029,124	1,045,622	16,498

Per Cent Change				2010	January
(Unless Noted Otherwise)				(year-to-date)	through
Employment growth (000s)	10.2	11.0	7.9	5.9	Oct
Unemployment rate (%)	4.2	4.1	5.3	5.2	Oct
Consumer Price Index	2.9	3.2	1.1	1.2	Oct
Average employment weekly earnings	5.4	4.8	2.5	4.9	Aug
Value of manufacturing sales	5.6	26.5	-13.3	-5.4	Sep
Value of international exports	19.5	52.9	-26.8	10.3	Sep
Value of retail sales	13.6	11.8	-0.5	2.8	Sep
Value of wholesale trade	19.0	38.9	-22.1	5.7	Sep
Number of new vehicles sold	14.1	8.6	-9.3	5.7	Sep
Value of building permits	44.6	32.8	-13.5	9.6	Sep
Number of housing starts	61.7	13.7	-43.4	59.2	Sep

These forecasts were based on a set of assumptions, including those concerning the production/sales of various commodities, commodity prices, Canadian and U.S. economic growth and the value of the Canadian dollar.

All of these assumptions have been updated and incorporated into the latest forecast.  The most significant change in assumption has been the crop production assumption.

In the 2010-11 Budget, an average-size crop had been assumed for 2010.  Yet excess moisture and flooding in parts of the province this year left many acres unseeded.  The result is lower-than-expected grain production and a much bigger draw-down of farm inventories.

Despite the set-back in agriculture this year, the outlook for the Saskatchewan economy remains positive.

Oil producers have increased their investment this year, beyond what had been assumed in the 2010-11 Budget, while potash sales are forecast to rise to 8.8 million K2O tonnes, up from the budget assumption of 7.8 million tonnes.

Employment is up almost 6,000 through the first ten months of 2010 and the province’s population continues to grow.

All considered, Saskatchewan real GDP is now forecast to grow by 1.0 per cent this year.  Nominal GDP is forecast to grow by 3.6 per cent.

6   Mid-Year Report 2010-11 | Budget Update

ESTIMATED IMPACT OF FORECAST ASSUMPTION REVISIONS ON THE 2010-11 BUDGET FORECAST FOR 2010

	Real GDP Growth	Nominal GDP Growth
2010-11 Budget Forecast (per cent)	2.6	3.8

Forecast Assumptions	Impact of Revised Assumptions (percentage points)
Crop production	-3.3	-4.5
Oil investment	1.9	1.6
Potash sales	0.4	0.6
WTI oil price	0.1	1.0
Potash price	0.0	0.1
Grain price	0.0	0.7
Canadian dollar	-0.1	-0.3
Other	-0.6	0.6
Total Impact	-1.6	-0.2

2010-11 Mid-Year Forecast (per cent)	1.0	3.6

The nominal GDP growth forecast would have been revised down much more were it not for higher price assumptions for oil, potash and wheat in 2010.

As such, the current level of nominal GDP is forecast to remain at about the 2010-11 Budget forecast level.  And, the latest  hike in grain prices provides some upside to the nominal GDP forecast.

Crop production is expected to return to a more normal level in 2011.  Given the extent of the reduction to the 2010 crop production assumption, a return to a more normal level in 2011 is significant.

This, along with continued investment in both the oil and potash sectors, bodes well for the provincial economy next year.  As such, Saskatchewan real GDP is forecast to grow by 4.2 per cent in 2011.

The nominal GDP growth forecast for 2011 has come down from 10.0 per cent to 6.8 per cent as commodity price increases that had previously been anticipated for 2011 have eased.

ECONOMIC FORECAST SUMMARY
(Per cent Change Unless Otherwise Noted)

	2010-11 Budget			2010-11 Mid-Year
	2010	2011	2012	2010	2011	2012
Real GDP	2.6	3.3	2.0	1.0	4.2	2.2
Nominal GDP	3.8	10.0	6.2	3.6	6.8	5.9
CPI	2.1	2.8	3.1	1.2	2.3	2.5
Employment growth (000s)	4.1	3.9	4.6	5.9	5.3	3.0
Unemployment rate (%)	5.0	4.9	4.6	5.3	5.2	5.1
Retail Sales	5.7	4.3	5.1	3.3	2.9	4.4

Mid-Year Report 2010-11 | Budget Update   7

The private sector (on average) is forecasting 2.5 per cent real GDP growth for the province this year.  Individually, private sector forecasts range from 0.5 per cent to 6.3 per cent.

For 2011, the private sector (on average) is forecasting 3.6 per cent real GDP growth for Saskatchewan.

The private sector is forecasting growth for all provincial economies this year and next.

Saskatchewan’s economy is ranked fifth in terms of real GDP growth this year, according to the private sector, but is expected to lead the way in 2011.

PRIVATE SECTOR REAL GDP GROWTH FORECASTS FOR SASKATCHEWAN

(Per Cent Change)	2010	2011	Release Date (2010)
IHS Global Insight	2.8	2.4	Nov
Conference Board of Canada	0.5	4.4	Nov
The Centre for Spatial Economics	1.3	4.9	Jul
TD Bank	2.0	3.0	Sep
RBC	6.3	4.8	Sep
BMO	2.6	3.8	Nov
CIBC	2.1	3.2	Oct
Scotia Bank	2.9	3.3	Nov
Laurentian Bank	2.3	2.9	Nov
Average of Private Sector Forecasts	2.5	3.6

Ministry of Finance	1.0	4.2

8   Mid-Year Report 2010-11 | Budget Update

CONCLUSION

The effects of flooding in 2010 have been quite significant, particularly for the agricultural sector.  Nonetheless, continuing strength in the rest of the economy has been more than adequate to offset the set-back in agriculture.

Overall, the Saskatchewan economy is expected to expand, albeit modestly, in real terms in 2010.

Strength in the non-agricultural sectors of the economy, combined with rising oil, potash and grain prices, and increased investment contribute to more robust growth in nominal terms than in real terms.

The level of nominal GDP remains at about the 2010-11 budget level.

And, Saskatchewan’s economy is expected to once again post robust growth in 2011 and, according to private sector forecasters, out-pace all other provincial economies next year.

  Mid-Year Report 2010-11 | Budget Update   9

Financial Overview

OVERVIEW

The 2010-11 Budget estimated a General Revenue Fund (GRF) surplus of $20.0 million.

At mid-year:

·	revenue is up $726.2 million, or 7.3 per cent, from budget; and,

·	expense is up $415.0 million, or 4.1 per cent, from budget.

The resulting pre-transfer balance is $137.0 million, up $311.2 million from budget.

2010-11 GRF FORECAST OVERVIEW

	Budget	1st Quarter	Mid-Year	Change from
(millions of dollars)	Estimate	Forecast	Projection	Budget	1st Quarter
Revenue	$9,949.9	$10,144.8	$10,676.1	$726.2	$531.3
Expense	10,124.1	10,285.8	10,539.1	415.0	253.3
Pre-Transfer Surplus	(174.2)	(141.0)	137.0	311.2	278.0
Transfer to GFSF	-	-	(68.5)	(68.5)	(68.5)
Transfer from GFSF	194.2	161.0	-	(194.2)	(161.0)
Net Transfer from (to) GFSF	194.2	161.0	(68.5)	(262.7)	(229.5)
GRF Surplus	$20.0	$20.0	$68.5	$48.5	$48.5

GFSF Balance*	$510.8	$797.3	$1,026.8	$516.0	$229.5

Government Public Debt	$4,145.3	$4,140.5	$4,140.5	$(4.8)	$-
* First Quarter Forecast and Mid-Year Projection reflect actual 2010-11 opening balance of $958.3M.

The budgeted Growth and Financial Security Fund (GFSF) transfer to the GRF is eliminated.  Instead, the GRF will transfer $68.5 million to the GFSF, representing one-half of the pre-transfer surplus.

As a result, the projected GRF surplus at mid-year is $68.5 million, an increase of $48.5 million since budget.

The projected year-end GFSF balance is $1,026.8 million.

10   Mid-Year Report 2010-11 | Budget Update

GRF REVENUE

The 2010-11 Budget estimated GRF revenue at $9,949.9 million.

At first quarter, GRF revenue was forecast to increase $194.9 million, primarily due to higher-than-budgeted Crown Land Sales revenue.

The mid-year financial update includes a further increase of $531.3 million, largely as the result of a $195.0 million CIC Special Dividend to fund the Children’s Hospital and a $340.4 million increase in Corporation Income Tax revenue.

In total, GRF revenue is projected to be $10,676.1 million, an increase of $726.2 million (7.3 per cent) from the budget estimate.

Taxation revenue is projected to be up a total of $169.0 million compared to the budget estimate.

2010-11 REVENUE CHANGE

(millions of dollars)	Change	Total
Revenue - Budget Estimate		$9,949.9
Forecast Changes
Corporation Income Tax	+ 340.4
Crown Land Sales	+ 252.7
CIC Special Dividend	+ 195.0
Interest, Premium, Discount and Exchange	+ 50.3
Oil	+ 45.2
Potash	+ 36.6
Individual Income Tax	- 169.0
Other net changes	- 25.0
Total Change from Budget		+ 726.2
Revenue - Mid-Year Projection		$10,676.1

Corporation Income Tax is projected to be $340.4 million higher than budget, reflecting stronger-than-anticipated assessment data for the 2009 taxation year, higher federal forecasts of the national corporate tax base and continued strength in Saskatchewan corporate profits and taxable income.

Individual Income Tax is down $169.0 million due to weaker-than-anticipated assessment data for the 2009 taxation year.  While taxable income growth in 2009 was positive, it was less than forecast as a result of a decline in investment income, resulting in a negative prior-year adjustment.

Tobacco Tax revenue is forecast to increase $4.6 million primarily due to a one-time payment from a legal settlement for past smuggling activities.  Fuel Tax revenue is projected to decline $7.0 million due to lower-than-expected consumption as a result of wet weather conditions in the spring and summer.

    Mid-Year Report 2010-11 | Budget Update   11

Non-renewable resource revenue is projected to be $315.9 million higher than the budget estimate.

Crown Land Sales are forecast to increase $252.7 million from budget as a result of continued interest in oil and gas prospects within the province.

Oil revenue is projected to increase $45.2 million primarily as the result of a higher forecast for West Texas Intermediate (WTI) oil prices, partially offset by a higher exchange rate.  At mid-year, the average fiscal-year WTI oil price forecast is US$80.51 per barrel, up from the budget estimate of US$77.50.  The average fiscal-year exchange rate is now forecast at 97.81 US cents, up from 95.50 US cents at budget.

2010-11 KEY RESOURCE FORECAST ASSUMPTIONS

	Budget	1st Quarter	Mid-Year
WTI Oil Price (US$ per barrel)	77.50	78.23	80.51
Exchange Rate (US cents)	95.50	95.95	97.81
Light-Heavy Differential (% of WTI)	22	21	19
Well-head Oil Price (C$ per barrel)	63.40	64.21	64.68
Oil Production (millions of barrels)	148.6	149.7	149.2
Total Oil Revenue ($Millions)	1,098.3	1,085.4	1,143.5
Fieldgate Natural Gas Price (C$ per gigajoule)	4.40	3.93	3.50
Total Natural Gas Revenue ($Millions)	42.2	34.5	27.4
Potash Average Price (C$ per K2O tonne)	529	596	584
Potash Average Price (US$ per KCI tonne)	308	349	349
Potash Sales (million K2O tonnes)	8.1	8.6	9.0
Total Potash Revenue ($Millions)	221.0	205.0	257.6

Potash revenue is projected to be $36.6 million above budget reflecting higher-than-budgeted prices and sales volumes.  At mid-year, potash prices are forecast to average C$584 per K2O tonne (US$349 per KCl tonne) in 2010-11, up from the budget forecast of C$529 (US$308).  Total sales are forecast at 9.0 million K2O tonnes, up 0.9 million K2O tonnes from the budget assumption of 8.1 million K2O tonnes.

These increases are partially offset by a $14.8 million decrease in natural gas revenue.  The average fiscal-year price for natural gas has fallen from $4.40 per gigajoule (GJ) at budget to the current forecast of $3.50 per GJ.  Other non-renewable resource revenue is forecast to decline $3.8 million from budget mainly due to a lower uranium price forecast.

Transfers from Crown Entities are projected to be $184.1 million higher than the budget estimate primarily due to the unbudgeted, $195.0 million special dividend from CIC to fund the Children’s Hospital.

 Other own-source revenue is forecast to increase $84.7 million from the budget estimate.  The increase is primarily due to a $50.3 million increase in interest, premium, discount and exchange

12   Mid-Year Report 2010-11 | Budget Update

earnings, largely as the result of gains on the redemption of sinking fund assets.  In addition, sales, services and service fees revenue is forecast to increase $24.0 million, primarily due to an increase in federal compensation payments related to forgone revenue as a result of the sale of Crown mineral rights under the Treaty Land Entitlement Framework Agreement.

Transfers from the Government of Canada are projected to decrease $27.5 million from budget due to:

·	a $16.4 million decrease in the Canada Health Transfer as a result of an increase in the value of Saskatchewan tax points;

·	a $0.2 million increase in the Canada Social Transfer due to revised population figures; and,

·
an $11.3 million decline in other federal transfers. The revised forecast includes a $19.3 million increase in federal funding for the Provincial Disaster Assistance Program (PDAP), bringing total federal PDAP contributions to $21.3 million.  However, this increase is more than offset by declines in other cost-sharing agreements, including infrastructure and stimulus funding streams due to weather-related delays and other changes.

   Mid-Year Report 2010-11 | Budget Update   13

GRF EXPENSE

The 2010-11 Budget estimated GRF expense at $10,124.1 million.

At first quarter, GRF expense was forecast to increase $161.7 million, predominantly related to costs associated with the spring and summer flooding.

The mid-year financial update includes an additional $253.3 million, of which $195.0 million is related to the decision to pre-fund the Children’s Hospital and is entirely offset by a higher-than-budgeted CIC Special Dividend.

In total, GRF expense is projected to be $10,539.1 million, an increase of $415.0 million from budget.  Over 87 per cent of this increase is attributed to the Children’s Hospital funding and weather-related costs.

2010-11 EXPENSE CHANGE, BY MAJOR PROGRAM

(millions of dollars)	Change	Total
Expense - Budget Estimate		$10,124.1
Forecast Changes
Children's Hospital	+ 195.0
Agriculture - Excess Moisture Program and AgriStability	+ 144.0
Provincial Disaster Assistance Program	+ 25.1
Other Net Changes	+ 50.9
Total Change from Budget		+ 415.0
Expense - Mid-Year Projection		+ 10,539.1

Major changes from budget occur in the following Ministries.

·	Health is up $202.6 million from budget, primarily due to funding for the Saskatchewan Children’s Hospital and Multiple Sclerosis (MS) clinical trials.

·
Agriculture is up $144.0 million from budget, primarily due to the provincial contribution to the Canada-Saskatchewan Excess Moisture Program as well as higher-than-expected costs for the Province’s portion of the AgriStability Program, based on the most recent federal government forecasts for the 2010 crop year.

·
Corrections, Public Safety and Policing is up $28.8 million from budget, primarily due to increases for claims under the Provincial Disaster Assistance Program and adult corrections inmate count management.

·	Enterprise and Innovation Programs is up $14.1 million from budget, primarily due to an increase in the Ethanol Fuel Tax Rebate Program based on reinstating the original program for 2010-11.

·	Advanced Education, Employment and Immigration is up $11.3 million

14   Mid-Year Report 2010-11 | Budget Update

from budget due to the expansion of 170 Registered Nursing training seats.

·	Social Services is up $10.4 million from budget, mainly due to higher-than-expected Saskatchewan Assistance Program caseloads.

·	Education is up $8.5 million from budget, primarily due to an increase in the School Operating grant related to the 2009 property tax reconciliation.

·	Environment is up $8.0 million from budget due to funding through Saskatchewan Watershed Authority related to flooding assistance measures in the Fishing Lake area.

·	Justice and Attorney General is up $3.4 million from budget, primarily due to increased workloads in Court Services and the Public Guardian and Trustee.

·
First Nations and Métis Relations is down $10.7 million from budget, primarily due to reductions in payments under the gaming agreements, reflecting lower Saskatchewan Indian Gaming Authority earnings in 2009-10 and 2010-11 projections, and lower 2010 Saskatchewan Gaming Corporation net profits.

·	Finance Debt Servicing is down $5.0 million from budget due to lower-than-expected interest rates on in-year financing.

·
Tourism, Parks, Culture and Sport is down $2.2 million from budget, primarily due to a reduction for the Building Communities Program related to the timing of approved projects and a decrease in gaming payments to the Community

2010-11 EXPENSE CHANGE, BY MINISTRY

(millions of dollars)	Change	Total
Expense - Budget Estimate		$10,124.1
Forecast Changes
Health	+ 202.6
Agriculture	+ 144.0
Corrections, Public Safety and Policing	+ 28.8
Enterprise and Innovation Programs	+ 14.1
Advanced Education, Employment and Immigration	+ 11.3
Social Services	+ 10.4
Education	+ 8.5
Environment	+ 8.0
Justice and Attorney General	+ 3.4
First Nations and Métis Relations	- 10.7
Finance Debt Servicing	- 5.0
Tourism, Parks, Culture and Sport	- 2.2
Other Net Changes	+ 1.8
Total Change from Budget		+ 415.0
Expense - Mid-Year Projection		$10,539.1

   Mid-Year Report 2010-11 | Budget Update   15

Initiatives Fund resulting from lower Saskatchewan Gaming Corporation net profits.

GROWTH AND FINANCIAL SECURITY FUND

The 2010-11 Budget included a transfer of $194.2 million from the GFSF.

Due to the projected improvement in the GRF, the GFSF is now projected to receive a transfer of $68.5 million from the GRF.  The transfer is one-half of the projected $137.0 million GRF pre-transfer surplus, as required by The Growth and Financial Security Act.

The 2010-11 year-end balance in the GFSF is projected to be $1,026.8 million, an increase of $68.5 million from 2009-10 year-end balance of $958.3 million as reported in the Public Accounts.

16   Mid-Year Report 2010-11 | Budget Update

Borrowing and Debt

GENERAL REVENUE FUND DEBT

The GRF borrows for government and Crown corporations.  Public debt is composed of gross debt less sinking funds.

Government public debt at March 31, 2011 is forecast to be $4.1 billion, unchanged from March 31, 2010.

Crown corporations are responsible for the principal and interest payments on their debt.  Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

GRF DEBT
As at March 31

		1st Quarter	Mid-Year
		Forecast	Projection	Change from
(millions of dollars)	31-Mar-10	31-Mar-11		31-Mar-10	1st Quarter
GRF Government General Public Debt	$4,140.5	$4,140.5	$4,140.5	$-	$-
GRF Crown Corporation Public Debt
Crown Corporation General	818.7	730.1	844.3	25.6	114.2
Government Business Enterprise Specific	3,033.4	3,697.3	3,526.0	492.6	(171.3)
GRF Crown Corporation Public Debt	3,852.1	4,427.4	4,370.3	518.2	(57.1)

GRF Public Debt	$7,992.6	$8,567.9	$8,510.8	$518.2	$(57.1)
Guaranteed Debt	$17.1	$57.1	$44.2	$27.1	$(12.9)

Crown corporation debt is divided into two components:  Crown corporation general debt and Government business enterprise (GBE) specific debt.

Crown corporation general public debt is forecast to be $844.3 million, an increase of $25.6 million from March 31, 2010.  GBE specific public debt is forecast to be $3.5 billion, an increase of $492.6 million from March 31, 2010.

Taken together, Crown corporation public debt is currently forecast to be $4.4 billion, an increase of $518.2 million from March 31, 2010.

  Mid-Year Report 2010-11 | Budget Update   17

BORROWING

The Province’s 2010-11 borrowing requirements are projected to be $185.7 million lower than estimated in the budget due to lower requirements for Crown corporations ($203.5 million), partly offset by higher requirements for government purposes ($17.8 million).

GRF Borrowing Requirements

	Budget	Mid-Year	Change from
(thousands of dollars)	Estimate	Projection	Budget
Borrowing for Crown Corporations

Municipal Financing Corporation
of Saskatchewan	$20,000	$20,000	$-
Saskatchewan Gaming Corporation	7,000	-	(7,000)
Saskatchewan Opportunities Corporation	15,000	13,000	(2,000)
Saskatchewan Power Corporation	454,100	336,600	(117,500)
Saskatchewan Telecommunications
Holding Corporation	317,400	211,400	(106,000)
Saskatchewan Water Corporation	17,000	17,100	100
SaskEnergy Incorporated	105,000	133,900	28,900
Borrowing for Crown Corporations	$935,500	$732,000	$(203,500)
Borrowing for Government	132,222	150,000	17,778
Total Borrowing Requirements	$1,067,722	$882,000	$(185,722)

The decrease in borrowing by Crown corporations is largely attributable to delays in capital spending at SaskTel and SaskPower .

Government borrowing requirements have increased slightly due to a change in the mix of long-term and short-term debt.

18   Mid-Year Report 2010-11 | Budget Update

GENERAL REVENUE FUND FINANCIAL TABLES

Statement of Revenue Statement of Expense Statement of Debt

   Mid-Year Report 2010-11 | Budget Update   19

GENERAL REVENUE FUND

Statement of Revenue

	(thousands of dollars)
	Budget	1st Quarter	Mid-Year	Change from
	Estimate	Forecast	Projection	Budget	1st Quarter

Corporation Income	$762,500	$762,500	$1,102,900	$340,400	$340,400
Fuel	452,700	452,700	445,700	(7,000)	(7,000)
Individual Income	1,964,700	1,964,700	1,795,700	(169,000)	(169,000)
Provincial Sales	1,186,300	1,186,300	1,186,300	-	-
Tobacco	235,100	235,100	239,700	4,600	4,600
Other	257,900	257,900	257,900	-	-
Taxes	$4,859,200	$4,859,200	$5,028,200	$169,000	$169,000

Crown Land Sales	$202,800	$455,500	$455,500	$252,700	$-
Natural Gas	42,200	34,500	27,400	(14,800)	(7,100)
Oil	1,098,300	1,085,400	1,143,500	45,200	58,100
Potash	221,000	205,000	257,600	36,600	52,600
Resource Surcharge	398,700	398,700	398,700	-	-
Other	145,000	144,100	141,200	(3,800)	(2,900)
Non-Renewable Resources	$2,108,000	$2,323,200	$2,423,900	$315,900	$100,700

Crown Investments Corporation of Saskatchewan	$266,000	$266,000	$266,000	$-	$-
- Special Dividend	10,000	10,000	205,000	195,000	195,000
Saskatchewan Liquor and Gaming Authority	445,600	436,300	436,300	(9,300)	-
Other Enterprises and Funds	46,900	44,600	45,300	(1,600)	700
Transfers from Crown Entities	$768,500	$756,900	$952,600	$184,100	$195,700

Fines, Forfeits and Penalties	$11,800	$11,800	$12,800	$1,000	$1,000
Interest, Premium, Discount and Exchange	134,300	134,300	184,600	50,300	50,300
Motor Vehicle Fees	152,400	152,400	160,600	8,200	8,200
Other Licences and Permits	27,100	27,100	28,300	1,200	1,200
Sales, Services and Service Fees	108,300	108,300	132,300	24,000	24,000
Transfers from Other Governments	15,600	15,600	15,600	-	-
Other	65,000	65,000	65,000	-	-
Other Revenue	$514,500	$514,500	$599,200	$84,700	$84,700
Own-Source Revenue	$8,250,200	$8,453,800	$9,003,900	$753,700	$550,100

Canada Health Transfer	$811,800	$811,800	$795,400	$(16,400)	$(16,400)
Canada Social Transfer	342,400	342,400	342,600	200	200
Other	545,500	536,800	534,200	(11,300)	(2,600)
Transfers from the Government of Canada	$1,699,700	$1,691,000	$1,672,200	$(27,500)	$(18,800)
Revenue	$9,949,900	$10,144,800	$10,676,100	$726,200	$531,300

20   Mid-Year Report 2010-11 | Budget Update

GENERAL REVENUE FUND

Statement of Expense

	(thousands of dollars)
	Budget	1st Quarter	Mid-Year	Change from
	Estimate	Forecast	Projection	Budget	1st Quarter
Ministries and Agencies
Advanced Education, Employment
and Immigration*	$846,131	$846,131	$857,381	$11,250	$11,250
Agriculture	385,776	529,776	529,776	144,000	-
Corrections, Public Safety and Policing	336,205	359,201	365,006	28,801	5,805
Education	1,135,599	1,135,599	1,144,102	8,503	8,503
- Teachers' Pensions and Benefits	176,815	176,815	177,692	877	877
Energy and Resources	37,720	37,720	38,320	600	600
Enterprise and Innovation Programs	9,547	11,822	23,600	14,053	11,778
Enterprise Saskatchewan	37,036	37,036	37,036	-	-
Environment	174,299	174,299	182,299	8,000	8,000
Executive Council	12,177	12,177	12,070	(107)	(107)
Finance	60,353	60,353	60,353	-	-
- Public Service Pensions and Benefits	264,474	264,474	264,474	-	-
Finance Debt Servicing	435,000	435,000	430,000	(5,000)	(5,000)
First Nations and Métis Relations	85,740	75,040	75,040	(10,700)	-
Government Services	12,472	12,472	12,472	-	-
Health	4,202,106	4,202,106	4,404,656	202,550	202,550
Highways and Infrastructure	402,939	402,939	402,939	-	-
Information Technology Office	16,472	16,472	16,472	-	-
Innovation Saskatchewan	1,318	1,318	1,318	-	-
Justice and Attorney General	140,350	143,739	143,739	3,389	-
Municipal Affairs	382,207	382,207	382,207	-	-
Office of the Provincial Capital Commission	10,082	10,082	10,082	-	-
Office of the Provincial Secretary	3,417	3,417	3,417	-	-
Public Service Commission	36,873	36,873	36,873	-	-
Saskatchewan Research Council	16,633	16,633	16,633	-	-
Social Services	753,703	753,703	764,113	10,410	10,410
Tourism, Parks, Culture and Sport	110,071	109,494	107,920	(2,151)	(1,574)

Legislative Assembly and its Officers
Chief Electoral Officer	1,679	1,679	1,927	248	248
Children's Advocate	1,621	1,697	1,697	76	-
Conflict of Interest Commissioner	156	256	256	100	-
Information and Privacy Commissioner	927	977	977	50	-
Legislative Assembly	23,950	23,950	23,950	-	-
Ombudsman	2,221	2,294	2,294	73	-
Provincial Auditor	8,017	8,017	8,017	-	-

Expense	$10,124,086	$10,285,768	$10,539,108	$415,022	$253,340
* Includes the appropriations for which administration has been transferred to the Ministry of Labour Relations and the Ministry of Social Services.

   Mid-Year Report 2010-11 | Budget Update   21

GENERAL REVENUE FUND

Statement of Debt

	(thousands of dollars)
		As at March 31, 2011		Mid-Year
		1st Quarter	Mid-Year	Change from
	31-Mar-10	Forecast	Projection	31-Mar-10

Government General Public Debt	$4,140,482	$4,140,482	$4,140,482	$-

Crown Corporation General Public Debt
Information Services Corporation
of Saskatchewan	$13,547	$13,547	$13,547	$-
Municipal Financing Corporation
of Saskatchewan	6,356	11,356	11,356	5,000
Saskatchewan Housing Corporation	31,649	30,294	30,140	(1,509)
Saskatchewan Opportunities Corporation	34,536	37,385	39,178	4,642
Saskatchewan Power Corporation	398,953	197,876	206,860	(192,093)
Saskatchewan Telecommunications
Holding Corporation	29,500	30,200	90,900	61,400
Saskatchewan Water Corporation	50,973	62,328	67,062	16,089
SaskEnergy Incorporated	253,237	347,137	385,311	132,074
Crown Corporation General Public Debt	$818,751	$730,123	$844,354	$25,603

Government Business Enterprise Specific Public Debt
Municipal Financing Corporation
of Saskatchewan	$90,154	$104,767	$104,756	$14,602
Saskatchewan Gaming Corporation	6,000	13,000	6,000	-
Saskatchewan Power Corporation	2,117,440	2,622,085	2,608,324	490,884
Saskatchewan Telecommunications
Holding Corporation	255,616	471,372	321,036	65,420
SaskEnergy Incorporated	564,207	486,094	485,896	(78,311)
Government Business Enterprise Specific Public Debt	$3,033,417	$3,697,318	$3,526,012	$492,595

Public Debt	$7,992,650	$8,567,923	$8,510,848	$518,198

Public Debt by Category
Government General Gross Debt	$6,427,008	$6,092,265	$6,092,265	$(334,743)
Government General Sinking Funds	(2,286,526)	(1,951,783)	(1,951,783)	334,743
Government General Public Debt	$4,140,482	$4,140,482	$4,140,482	$-

Crown Corporation Gross Debt	$4,263,017	$4,870,816	$4,816,917	$553,900
Crown Corporation Sinking Funds	(410,849)	(443,375)	(446,551)	(35,702)
Crown Corporation Public Debt	$3,852,168	$4,427,441	$4,370,366	$518,198

Public Debt	$7,992,650	$8,567,923	$8,510,848	$518,198

Guaranteed Debt	$17,058	$57,053	$44,248	$27,190

22   Mid-Year Report 2010-11 | Budget Update

SUMMARY FINANCIAL STATEMENT INFORMATION

INTRODUCTION

Summary financial information provides an accounting of the full nature and extent of the financial affairs and resources which the Government controls.  This information consolidates the financial transactions of the GRF, Crown corporations, agencies, boards and commissions.

2010-11 SUMMARY FINANCIAL SURPLUS/(DEFICIT)

(millions of dollars)
Summary Financial Surplus/(Deficit) - Budget Estimate		$(622.7)
Changes from Budget
Treasury Board Organizations
GRF Surplus	+ 48.5
GFSF Transfer	+ 262.7
Regional Health Authorities	+ 209.7
Other net changes	+ 23.8
Treasury Board Organizations		+ 544.7
CIC Board Organizations
Increase in GRF dividend	- 195.0
CIC (non-consolidated)	+ 59.4
SaskTel	+ 48.9
Interagency Accounting Adjustments	- 70.6
Other net changes	+ 15.9
CIC Board Organizations		- 141.4
Not-for-Profit Insurance Organizations
Saskatchewan Crop Insurance Corporation	- 100.3
Other net changes	- 5.9
Not-for-Profit Insurance Organizations		- 106.2
Total Change from Budget		+ 297.1
Summary Financial Surplus/(Deficit) - Mid-Year Projection		$(325.6)

SUMMARY STATEMENT OF SURPLUS

The summary statement balance is currently projected to be a deficit of $325.6 million, an improvement of $297.1 million from the budgeted deficit of $622.7 million.

   Mid-Year Report 2010-11 | Budget Update   23

SUMMARY STATEMENT OF DEBT

GRF debt includes all debt borrowed for government purposes and most debt borrowed for Crown corporations.  Some Crown corporations and other government organizations have additional debt that they have borrowed on their own.  The Summary Statement of Debt reports the combined debt of the GRF and all organizations controlled by the Government.

SUMMARY STATEMENT DEBT
As at March 31

		Mid-Year	Change
		Projection	from
(millions of dollars)	31-Mar-10	31-Mar-11	31-Mar-10
GRF Crown Corporation Public Debt	$3,852.1	$4,370.3	$518.2
GRF Government General Public Debt	4,140.5	4,140.5	-
GRF Public Debt	$7,992.6	$8,510.8	$518.2
Other Debt	234.4	164.5	(69.9)
Summary Statement Public Debt	$8,227.0	$8,675.3	$448.3
Guaranteed Debt	$23.4	$31.2	$7.8

24   Mid-Year Report 2010-11 | Budget Update

SUMMARY FINANCIAL STATEMENT TABLES

Summary Statement of Surplus Summary Statement of Debt

   Mid-Year Report 2010-11 | Budget Update   25

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)

	Estimated	Projection
	2010-11	2010-11	Change

Treasury Board Organizations 1

General Revenue Fund (GRF)	$20.0	$68.5	$48.5
Growth and Financial Security Fund	(194.2)	68.5	262.7
Agricultural Credit Corporation of Saskatchewan	1.5	1.1	(0.4)
Boards of Education	31.9	31.9
Community Initiatives Fund	(1.5)	(1.2)	0.3
Enterprise Saskatchewan	(7.9)	(7.1)	0.8
Global Transportation Hub Authority	2.2	(0.4)	(2.6)
Liquor and Gaming Authority	445.6	436.3	(9.3)
Regional Colleges	6.3	27.2	20.9
Regional Health Authorities	(76.0)	133.7	209.7
Saskatchewan Agricultural Stabilization Fund	(8.4)	(7.6)	0.8
Saskatchewan Cancer Agency	(10.2)	(5.5)	4.7
Saskatchewan Financial Services Commission Fund	7.9	7.7	(0.2)
Saskatchewan Health Information Network	18.1	15.7	(2.4)
Saskatchewan Housing Corporation	(5.9)	(5.9)	-
Saskatchewan Institute of Applied Science and Technology	(1.3)	3.5	4.8
Saskatchewan Research Council	0.3	-	(0.3)
Saskatchewan Student Aid Fund	(7.7)	(8.0)	(0.3)
Saskatchewan Watershed Authority	(2.0)	(3.1)	(1.1)
Other Organizations	(8.7)	(0.7)	8.0
Interagency Accounting Adjustments 2	(145.7)	(145.7)	-
Adjustment to account for pension costs on an accrual basis	(289.2)	(297.7)	(8.5)
	$(224.9)	$311.2	$536.1
Dividends included in GRF surplus	(452.6)	(444.0)	8.6
Surplus (Deficit) of Treasury Board Organizations	$(677.5)	$(132.8)	$544.7

CIC Board Organizations 3

Crown Investments Corporation (non-consolidated) 4	$(70.3)	$(10.9)	$59.4
CIC Asset Management Inc.	5.2	4.2	(1.0)
Information Services Corporation	10.9	15.1	4.2
SaskEnergy Incorporated	58.1	54.0	(4.1)
Saskatchewan Gaming Corporation	25.2	22.0	(3.2)
Saskatchewan Government Insurance	42.7	37.4	(5.3)
Saskatchewan Opportunities Corporation	2.8	6.0	3.2
Saskatchewan Power Corporation	134.2	156.0	21.8
Saskatchewan Telecommunications Holding Corporation	115.2	164.1	48.9
Saskatchewan Transporation Company	(0.7)	(0.3)	0.4
Saskatchewan Water Corporation	0.2	0.1	(0.1)
Interagency Accounting Adjustments 2	(73.6)	(144.2)	(70.6)
	$249.9	$303.5	$53.6
Dividends included in GRF surplus	(276.0)	(471.0)	(195.0)
Retained Surplus of CIC Board Organizations	$(26.1)	$(167.5)	$(141.4)

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(703.6)	$(300.3)	$403.3

26   Mid-Year Report 2010-11 | Budget Update

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)

	Estimated	Projection
	2010-11	2010-11	Change

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(703.6)	$(300.3)	$403.3

Not-for-Profit Insurance Organizations 5

Saskatchewan Auto Fund	$0.3	$23.1	$22.8
Saskatchewan Crop Insurance Corporation	51.3	(49.0)	(100.3)
Crop Reinsurance Fund of Saskatchewan	20.7	19.9	(0.8)
Workers' Compensation Board (Saskatchewan)	8.6	(19.3)	(27.9)
Surplus (Deficit) of Not-for-Profit Insurance Organizations	$80.9	$(25.3)	$(106.2)

Surplus (Deficit)	$(622.7)	$(325.6)	$297.1
1 The budgets of these organizations are subject to Treasury Board review and include any transfers from the GRF.
2 Interagency accounting adjustments are to ensure financial transactions between agencies are effectively eliminated.
3 Budgets of these organizations are subject to CIC Board review and include grants from CIC.
4 CIC figures exclude the dividend revenue it receives from its subsidiaries ($262.1M Budget Estimate).
5 These insurance organizations establish rates and fees that will allow them to be actuarially sound over the long term.
Year ends of organizations may be different from the Government's March 31 year end.

   Mid-Year Report 2010-11 | Budget Update   27

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Debt

	(thousands of dollars)
		Mid-Year Projection			Mid-Year
		31-Mar-11			Change from
	31-Mar-10	GRF Debt	Other Debt	Debt	31-Mar-10
Treasury Board Organizations
Government Public Debt	$4,140.5	$4,140.5	$-	$4,140.5	$-
Boards of Education	$87.3	$-	$76.0	$76.0	$(11.3)
Growth and Financial Security Fund	(43.7)	-	(45.2)	(45.2)	(1.5)
Municipal Financing Corporation
of Saskatchewan	96.5	116.1	-	116.1	19.6
Regional Health Authorities	74.7	-	89.0	89.0	14.3
Saskatchewan Housing Corporation	41.7	30.1	8.9	39.0	(2.7)
Other Treasury Board Organizations	1.6	-	2.1	2.1	0.5
Public Debt of Other
Treasury Board Organizations	$258.1	$146.2	$130.8	$277.0	$18.9
Public Debt of Treasury Board Organizations	$4,398.6	$4,286.7	$130.8	$4,417.5	$18.9

CIC Board Organizations
Information Services Corporation
of Saskatchewan	$13.5	$13.5	$-	$13.5	$-
Saskatchewan Gaming Corporation	20.2	6.0	8.6	14.6	(5.6)
Saskatchewan Immigrant Investor Fund	-	-	14.1	14.1	14.1
Saskatchewan Opportunities Corporation	34.5	39.2	-	39.2	4.7
Saskatchewan Power Corporation	2,595.2	2,815.2	-	2,815.2	220.0
Saskatchewan Telecommunications	291.7	411.9	6.2	418.1	126.4
Saskatchewan Water Corporation	51.0	67.1	-	67.1	16.1
SaskEnergy Incorporated	822.3	871.2	4.8	876.0	53.7
Public Debt of CIC Board Organizations	$3,828.4	$4,224.1	$33.7	$4,257.8	$429.4

Public Debt	$8,227.0	$8,510.8	$164.5	$8,675.3	$448.3

Guaranteed Debt	23.4	44.2	(13.0)	31.2	7.8

28   Mid-Year Report 2010-11 | Budget Update